Exhibit 4(f)

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the "Agreement") is signed as of October 31, 2005 by Fund Asset Management, L.P. (the "Investment Adviser") and Merrill Lynch Focus Value Fund, Inc. (the "Fund").

WHEREAS, the Investment Adviser has entered into an Investment Advisory Agreement, dated July 15, 1982, with the Fund whereby the Investment Adviser provides certain management and investment advisory services to the Fund;

WHEREAS, the Investment Adviser has entered into a Fee Waiver Agreement dated October 10, 2001 wherein the Investment Adviser agrees to waive 0.15% of its 1.00% investment advisory fee;

WHEREAS, the Investment Adviser has entered into a Fee Waiver Agreement dated June 1, 2004 wherein the Investment Adviser agreed to increase the fee waiver to 0.25% of its 1.00% investment advisory fee;

WHEREAS, the Investment Adviser desires to revise the term of the Fee Waiver Agreement so that renewal of the fee waiver is considered in conjunction with consideration of renewal of the Fund's Investment Advisory Agreement;

WHEREAS, the Investment Adviser understands and intends that the Fund will rely on this Agreement in preparing a registration statement on Form N-1A and in accruing the expenses of the Fund for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, the shareholders of the Fund will benefit from the ongoing waivers by incurring lower Fund operating expenses than they would absent such waivers.

NOW, THEREFORE, the Investment Adviser agrees to waive 0.25% of its 1.00% investment advisory fee, thereby reducing the investment advisory fee to 0.75% of the Fund's average daily net assets for the period of this Agreement.

This contractual fee waiver shall be effective through March 31, 2006 and for annual periods thereafter unless the Investment Adviser shall notify the Fund of the termination of the contractual fee waiver not less than 30 days prior to the end of the then annual period.

IN WITNESS WHEREOF, the Investment Adviser and the Fund have agreed to this Fee Waiver Agreement as of the day and year first above written.

FUND ASSET MANAGEMENT, L.P.
By: /s/ Donald C. Burke Name: Donald C. Burke Title: First Vice President and Treasurer
MERRILL LYNCH FOCUS VALUE FUND, INC.
By: /s/Robert C. Doll, Jr. Name: Robert C. Doll, Jr. Title: President